December 21, 2005

VIA FACSIMILE & OVERNIGHT COURIER
(202) 942-9544

Mark P. Shuman
Branch Chief-Legal
Daniel Lee
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0406

      RE:   NetSol Technologies, Inc.
            Form SB-2
            File No. 333-116512

            Form 10-KSB for the period ended June 30, 2004
            Form 10-QSB for fiscal quarter ended September 30, 2004 Form 10-QSB for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005 Form 10-KSB for the period ended June 30, 2005
            File No. 0-22773

Dear Mr. Shuman,

Follows is our response to your comment letter dated December 12, 2005.

Post-effective Amendment No. 7 to Registration Statement on Form SB-2

General

1. We note your response to comment no. 2 in our letter dated November 3, 2005 and the copies of the land sale agreements that you have provided relating to the land that the Ghauris sold in Pakistan the proceeds of which you state were used to fund the loan to the Pakistani subsidiary. We note that one land sale agreement stated that the consideration for the sale was 2,600,000 Pakistani rupees. The other land sale agreement, how ever, appears to be missing the consideration for the sale. Please advise.

      The land sale contract represents the document filed in Pakistan to memorialize the transfer. Apparently, the document can be filed without the inclusion of the consideration. However, the Ghauris sold nearly identical pieces of property located next to each other in Lahore, as is apparent from the addresses on the agreement. The consideration for the property held in Mr. Naeem Ghauri's name was identical to that held in Mr. Najeeb Ghauri's name, or 2,600,000 Pakistani Rupees. All proceeds from the sales of the property were deposited into a bank account held by Mr. Najeeb Ghauri. A copy of this statement is attached which shows transfers consistent with the deposits and dates of deposits made into the subsidiary's accounts. As previously mentioned, Naeem and Najeeb Ghauri are brothers. They frequently invest together. While the properties were held in each of the Ghauri's names, the proceeds were allocated based on the initial cash invested in the properties which was 57% to Mr. Najeeb Ghauri and 42% to Mr. Naeem Ghauri. Because Mr. Naeem Ghauri does not maintain a bank account in Pakistan, the proceeds and the loans originated from Mr. Najeeb Ghauri's bank account.


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

2. We note your explanations with respect to the supplemental materials you provided to us with your response letter dated October 4, 2005. Please explain to us why the notes of your Pakistani subsidiary reflecting the loan as an intercompany payable to "Directors" reflect receipts during the fiscal year ended June 30, 2003 of 5,800,000 Pakistani rupees when the bank statements of your subsidiary that you have provided indicate the treansfer of funds on April 17 and 29, 2002 and June 1, 2002. Accordingly, such transfers/receipts would have occurred during the fiscal year ended June 30, 2002. Please explain.

The 5,800,000 rupees were transferred by the officers to the Pakistani subsidiary in April and June 2002 as noted on the bank statements. The summary that was previously provided to you should have indicated that this was the balance as of June 30, 2003 and not receipts for the fiscal year. As the first option exercises occurred in November 2003, we provided you with the balance at June 30, 2003 as evidence that funds were due to the officers as of that date.

Risk Factors

Certain of Our Management Team Have Relationships Which May Potentially Result in Conflicts of Interest, page 6.

3. We note your revised disclosure in this risk factor with respect to possible violations of Section 13(k)(1) of the Exchange Act in response to our prior comments on the matter. Please revise your disclosure to provide for a separate risk factor discussing the risks. Briefly discuss Section 13(k)(1) and your specific factual circumstances that may have resulted in a violation of such section.

Certain Option Exercises May Result in a Violation of Section 13(k)(1)

As stated in the risk factor, "Certain of Our Management Team Have Relationships Which May Potentially Result in Conflicts of Interest", officers of the Company have routinely either loaned funds to or deferred the receipt of consideration due to them at such times as the Company was in need of cash. These officers have frequently used these funds due to them to exercise options to acquire common stock of the Company. In March 2004, Najeeb and Naeem Ghauri exercised options to acquire shares of common stock of the Company. At the time of the exercise, they mistakenly believed that sufficient funds were due to them from the Company and compensation deferral to pay for these options. However, there was a deficit between the amount of funds due to the officers from the Company and the exercise price of the options. This deficit was repaid through the normal salary deferral to the Company by the end of May, in the case of Mr. Naeem Ghauri and, the end of August 2004, in the case of Mr. Najeeb Ghauri. In December 2004, certain officers exercised options against salary deferrals due to them. Upon discovering that sufficient liabilities were not available to offset the monies due for the exercise, these shares were immediately cancelled by the Company. See Certain Relationships and Related Transactions on page 57.
Section 13(k)(1) of the Exchange Act prohibits companies from making loans to officers. The SEC may view the difference between the exercise price due and the amounts credited as a prohibited loan to these officers. The errors related to the March 2004 and December 2004 transactions may constitute violations of
Section 13(k)(1) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by the Company and/or the named officers. A possible violation of Section 13(k)(1) of the Exchange Act may result in an investigation by the SEC which may have a materially adverse effect on the Company. Violations of
Section 13(k)(1) of the Exchange Act may expose the Company and the named officers to possible civil and criminal penalties.

                                     * * * *


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

Thank you for your attention to this matter. Please contact the undersigned
(818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you
require any clarification or have any questions.

Very truly yours,

Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.

Cc:  Naeem Ghauri, CEO NetSol Technologies, Inc.
Jason Niethamer, Melissa Walsh, U.S. SEC


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

                                        (Bank Logo)   ASKARI COMMERCIAL BANK LTD.
                                                      The Security Bank - A Name to Trust

                                                      D.H.A.  BRANCH LAHORE

                                                          STATEMENT PERIOD                 NUMBER
                                                      -------------------------------------------
                                                      01/04/2002 TO 05/06/2002               01
                                                      -------------------------------------------
                                                                     ACCOUNT NUMBER
NAJEEB ULLAH GHAURI MR                                -------------------------------------------
258/3/2/Z                                             ########
DEFENCE HOUSING AUTHORITY                             CURRENT ACCOUNT
LAHORE                                                PAKISTANI RUPEE
                                                      -------------------------------------------

-------------------------------------------------------------------------------------------------
DATE         PARTICULARS                  VALUE DATE      DEBITS        CREDITS        BALANCE
-------------------------------------------------------------------------------------------------
010402   **OPENING BALANCE**                                                           150,680.00
120402   TRANSFER              04465826                               1,000,000.00   1,150,680.00
150402   CLEARING              01673652                1,000,000.00                    150,680.00
250402   TRANSFER              04489680                               4,000,000.00   4,150,680.00
270402   CASH                                             50,000.00                  4,100,680.00
270402   CLEARING              01682530                3,800,000.00                    300,680.00
280502   TRANSFER              04506853                               1,000,000.00   1,300,680.00
280502   CASH                                             45,000.00                  1,255,680.00
310502   CLEARING              01756925                1,000,000.00                    255,680.00
050602   CASH                                             48,000.00                    207,680.00
050602   **CLOSING BALANCE**
-------------------------------------------------------------------------------------------------

THE ITEMS AND BALANCES SHOWN ON THIS STATEMENT SHOULD BE VERIFIED AND THE BRACH MANAGER                                   ACB-DEP-25
NOTIFIED WITHIN 2 WEEKS OF ANY DISCREPANCIES, OTHERWISE IT WILL BE ASSUMED CORRECT


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